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                           June 10, 2024

       Qiyu Wang
       Chief Financial Officer
       VNET Group, Inc.
       Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road Chaoyang District
       Beijing, 100016
       The People's Republic of China

                                                        Re: VNET Group, Inc.
                                                            Form 20-F for the
Year Ended December 31, 2023
                                                            Filed April 26,
2024
                                                            File No. 001-35126

       Dear Qiyu Wang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2023

       Introduction, page 1

   1. We note that you have excluded Hong Kong and Macau from your definition of "China"
                                                        or "PRC" for the
purpose of your annual report, yet it appears that you have Hong Kong subsidiaries. Please
remove the exclusion of Hong Kong and Macau from such definition and clarify that the
legal and operational risks associated with operating in China also apply to operations in
Hong Kong/Macau. In this regard, ensure that your disclosure does not narrow risks
related to operating in the PRC to mainland China only. Where appropriate, you may
describe PRC law and then explain how law in Hong Kong/Macau differs from PRC law
and describe any risks and consequences to the Company associated with those laws.
 Qiyu Wang
VNET Group, Inc.
June 10, 2024
Page 2
Financial Information Related to the VIEs and Parent, page 13

2.       In future filings please label your tables as "Condensed
Consolidating" instead of
         "Condensed Consolidated."
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-
3361 with any questions.



FirstName LastNameQiyu Wang                                   Sincerely,
Comapany NameVNET Group, Inc.
                                                              Division of
Corporation Finance
June 10, 2024 Page 2                                          Office of
Technology
FirstName LastName